EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization
Primus (Bermuda), Ltd.	Bermuda
Primus Group Holdings, LLC	Delaware
Primus Financial Products, LLC	Delaware
Primus Asset Management, Inc.	Delaware
Primus Re, Ltd.	Bermuda
PRS Trading Strategies, LLC	Delaware
Primus Guaranty (UK), Ltd.	United Kingdom
Harrier Credit Strategies Master Fund, LP	Cayman Islands